FULLCAST www.fullcast.co.jp

March 5, 2007

Securities and Exchange Commission

Office of International Corporate Finan[redacted]

450 Fifth Street, N.W.

Washington, DC 20549

Mail Stop: 3-2

07021642

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the Monthly Sales for the Term Ending September 2007
   (Filed on February 19, 2007)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

CFO, Executive Director

SN-2007-3

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

February 19, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079								
Accumulative	8,949	18,125	28,043	36,122								
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%								
Rate of progress	7.7%	15.6%	24.2%	31.1%								

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In the January monthly results, the Spot Business registered a healthy improvement (with sales rising 25.9% from the same month of the previous year, to 4,101 million yen) and the Factory Business remained solid (with sales up 39.7%, to 1,645 million yen). As a result, consolidated sales reached 8,079 million yen, rising 34.7% from the same month of the previous year.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

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